PRESS RELEASE                                              Source: Modavox, Inc.

SURFNET MEDIA GROUP ANNOUNCES RECORD CONTRACT GROWTH AND CASH RECEIPTS

NEW CONTRACT ACQUISITION AND RENEWALS FOR THE THREE-MONTH PERIOD INCREASE 275%

Phoenix, AZ, September 12, 2005 - SurfNet Media Group, Inc. (OTCBB: SFNM), a producer and distributor of online streaming media content, today announced record growth in contract acquisition and cash receipts for the three-month period ended August 31, 2005. New contract acquisition and renewals increased 275% to approximately $561,000 compared to the 2004 comparable period, and represents an increase of 139% over the quarter ended June 30, 2005. Cash generated from these contracts for the period increased 238% or approximately $481,000 compared to the 2004 period, and represents an increase of 178% over the preceding quarter.

Robert Arkin, Chairman and Chief Executive Officer stated, "We are extremely pleased by the Company's growth since June 2005. These results provide tangible evidence of the success of our proactive initiatives focused on building long term shareholder value. This continued growth solidifies our view that our previously announced reorganization to improve the Company's performance is continuing to yield positive and measurable results." Based upon internal projections, the Company believes its recent growth is sustainable and provides a foundation for growth in future periods. In addition, the Company is continuing to expand the nature of its business to create additional revenue models for the delivery of online content.

The Company is also in the final stages of announcing a name change. This name change will better reflect the expanding nature of its business and the new modalities offered by the Internet as a communications medium.

ABOUT SURFNET

SurfNet Media Group (HTTP://WWW.SURFNETMEDIA.COM/), produces and distributes online audio and visual media content, live and on demand, to targeted communities worldwide. Through its VoiceAmerica(TM) Network (HTTP://WWW.VOICEAMERICA.COM/), SurfNet is the leading producer and distributor of online, talk radio content. SurfNet streams over 140 programs weekly on its flagship VoiceAmerica Channel (http://www.voice.voiceamerica.com/), VoiceAmerica Business Channel (HTTP://WWW.BUSINESS.VOICEAMERICA.COM/) and VoiceAmerica Health Channel (HTTP://WWW.HEALTH.VOICEAMERICA.COM/).
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FORWARD-LOOKING STATEMENTS

This release contains certain "forward-looking statements" for purposes of the Securities and Exchange Commission's "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under the Securities Exchange Act of 1934. These forward-looking statements are subject to various risks and uncertainties that could cause SurfNet's actual results to differ materially from those currently anticipated, including the risk factors identified from time to time in SurfNet's filings with the Securities and Exchange Commission